SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Lee Enterprises, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Communications Workers of America

ADDRESS OF PERSON RELYING ON EXEMPTION: 501 Third Street, N.W., Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

___________________________________________________________________________________________________________________________________________________________________________________________

THE NEWSGUILD – CWA
501 3rd Street, NW, 6th floor, Washington, DC 20001
(202) 434-7177 Fax (202) 434-1472 newsguild.org

IGNORE THE ALDEN “VOTE NO” CAMPAIGN / VOTE FOR COMPANY’S

NOMINEES TO THE BOARD OF LEE ENTERPRISES

March 1, 2022

Dear Fellow Lee Enterprises Shareholders:

We urge you to vote FOR the three director nominees put forward by the Lee Enterprises (“Lee”) Board of Directors on the WHITE proxy card – Mary E. Junck, Herbert W. Maloney III, and Kevin D. Mowbray –and to REJECT Alden Global Capital (“Alden”)’s “vote no” campaign on the BLUE proxy card it is circulating.

Through its subsidiary Strategic Investment Opportunities LLC, Alden has reached out to shareholders to encourage them to vote against Directors Junck and Maloney. The NewsGuild-CWA encourages shareholders to disregard the Alden filings and mailings. Alden is embarrassed by the slam dunk ruling against it on February 14, 2022, by the Delaware Chancery Court when it attempted to circumvent clearly stated rules in our Company’s bylaws. This newsroom-destroying hedge fund pretends that it is pushing for better corporate governance, greater corporate transparency, and better options for Lee shareholders. This could not be further from the truth: Alden has a long history of controversial practices. In our opinion, Alden has done more to damage the news industry and undermine our democracy in the last decade than any other force while handsomely lining its pockets.

We are The NewsGuild–Communications Workers of America, and we represent more journalists and media workers than any other union in North America, including employees at the St. Louis Post-Dispatch, Buffalo News, Omaha World-Herald, Roanoke Times, and six other newsrooms at Lee Enterprises. For over 80 years, we have held power to account and fought for journalists, press freedom, and our democracy.

Our members stand for journalism and organizations that create quality, fact-based journalism, which is vital for political accountability and democratic governance at all levels. That gives us one reason to oppose actions by Alden, since they have demonstrated time and again a consistent policy of profiting from liquidating rather than building news publishers. We are also shareholders who seek maximum value from our investment.

Alden’s Vote-No Campaign is a Desperate Effort to Cover Up its Incompetence

On Monday February 14, 2022, the Delaware Chancery Court ruled that Lee Enterprises was correct in excluding Alden from nominating candidates to our board because it had not complied with the

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

company’s bylaws. The court’s decision was clear – Alden was incompetent to the extent that it had 22 months to comply with requirements, the requirements were known by Alden and “could have been complied with had it not delayed.”1

The court’s clear decision suggests three conclusions. First, Alden’s problems in attempting to run candidates should have been foreseen. Alden bought into our Company 206 days after the bylaws had been amended. If it had done its due diligence, it would have known about the necessity to be a shareholder of record to run candidates for the board of directors. Then 658 days (94 weeks) passed between its purchase of a stake in our Company and the November 26, 2021, deadline for director nominations at our upcoming annual meeting of shareholders. As the court filing makes clear, Alden’s “own delay is what ultimately prevented it from satisfying the Bylaws’ record holder (and, by extension, form) requirements.”2

Secondly, Alden clearly seems to believe that it should be exempted from following the rules that apply to all other shareholders. Alden attempted to nominate board candidates without being a shareholder of record: instead, it asked the record holder – Cede & Co. – to attest to Alden’s beneficial ownership. It appears that Cede never even received Alden’s nomination notice. Alden wanted Cede to reference the nomination notice which Alden would send separately. Therefore, Cede sent Lee a letter that refers to Alden’s nomination notice, and Alden sent its notice separately.3 Our Company, of course, saw through this charade: the shareholder of record did not nominate the two candidates. Indeed, as we learned from the court decision, Cede never knew the names of Alden’s nominees! 4

Another instance of not playing by the rules was the questionnaire that Lee requires be completed as to board nominees. Alden sent its own completed questionnaire in lieu of Lee’s questionnaire and then expected it to be accepted. Alden claimed that it was “substantially similar in scope to the forms of written questionnaires provided by a company’s secretary in like situations.”5 This is chutzpah at its most extreme: without seeing Lee’s questionnaire, it fashioned its own and expected our Company to accept it.

Third, Alden’s penchant for secrecy precluded Lee from giving Alden any benefit of the doubt. Alden’s mistakes referenced above were compounded by a failure to communicate effectively with Lee. In May 2021, when our Company queried Alden about discrepancies between its 13D filing (required of owners with more than a 5% share of the company) and 13F filing (required of investment managers), Alden declined to respond. The answer would, it appears, have been simple: Alden became a family fund in March 2021 and did not need to disclose its holdings in Lee. Why Alden refused to divulge this fact and maintain secrecy about its ownership is a mystery.

We urge shareholders to read carefully the court opinion, available at
https://courts.delaware.gov/Opinions/Download.aspx?id=329770 .

Alden Rejects Company Directors with Experience

Alden now asks that shareholders vote no on two of our board candidates – Ms. Junck and Mr. Maloney.

Mary Junck has been in the news business since 1973 and she worked her way to CEO and director and

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

chair of the board at Lee. She served as a director at Associated Press for thirteen years, five of which as chairperson. She negotiated the management contract with BH Media that eventually led to its sale to Lee. As Chair of the Lee board, she has overseen an industry-leading transition to digital production and distribution of news.

Herbert Maloney has been in advertising and newsrooms also since 1973. He has experience in both printed news (Miami Herald, Philadelphia Inquirer, and Washington Examiner) and broadcast news (WPRI). He has worked in both public and private companies with an expertise in marketing and advertising. As a lead director, he has helped guide Lee to higher performance in digital media.

Alden argues that both Ms. Junck and Mr. Maloney have had long tenures at Lee, implying they were overly long. With tenure, however, comes experience and knowledge of the company. Ms. Junck and Mr. Maloney have driven the board’s efforts to expand the company and move aggressively into digital production. As our Company notes in its filing, “The removal of Ms. Junck and Mr. Maloney would wipe out decades of collective experience leading public companies from our Board.”6

Alden Sheds Crocodile Tears about Corporate Governance

Alden has also objected to Lee’s corporate governance practices. Alden makes four main claims. First, it argues that the company’s bylaw change in June 2019 puts an “unreasonable barrier on shareholders.”7 Second, it opines that Ms. Junck and Mr. Maloney should not have been renominated because of their age. Third, it objects to Lee’s adoption of a plurality voting standard for this year’s director elections. Fourth, Alden makes a sweeping statement that Lee’s corporate governance is deficient – avoiding “accountability to stockholders in the election of directors.”8

In our view, none of these criticisms hold up. First, the requirement that only shareholders of record can nominate directors for election is certainly not unique among public companies. The only way for a company to know for sure if a nomination comes from a bona-fide shareholder is if that shareholder is on the company’s list. As the Delaware court stated:

Under Delaware law, corporations are entitled to “rely upon record ownership, not beneficial ownership, in determining who is entitled to notice of and to vote at the meeting of stockholders.” The reason for that is simple: the corporation wants to confirm that an individual or entity making proposals has “skin in the game.” Reliance on record ownership ensures order and gives the corporation certainty that the party attempting to take action based on a right incidental to share ownership is, in fact, a stockholder.9

Alden knew or should have known of this requirement well in advance.

With respect to the Junck and Moloney nominations, Alden asserts that this decision was made in “apparent contravention of the Issuer’s own director retirement policy set forth in its Corporate Governance Guidelines.”10 However, Alden’s objection is addressed in the guidelines themselves: “No director may be nominated to a new term if he or she would be age 70 or older at the time of the election, unless the Nominating and Corporate Governance Committee determines that extraordinary

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

circumstances exist that warrant an exception.”11 We cannot conceive of more “extraordinary circumstances” than leading the company during both its transition to digital production and during a potentially hostile takeover.

A similar response applies to Alden’s protest at Lee’s adopting a plurality standard for this year’s director elections. It was in fact Alden’s own decision to announce a proxy solicitation in December 2021 that spurred Lee’s board to change the voting standard, and appropriately so. Until the court decision on February 14, 2022, Lee could conceive of a situation in which two candidates would be vying for the same seat. A majority standard is unworkable under such circumstances, as the company could reach a position whereby no one was elected. By the time of the court decision, reversing the voting standard would have adversely affected shareholders who had already voted. Alden sued Lee over the voting standard but again lost at the Delaware Chancery Court.12

Finally, with respect to corporate governance and director accountability, we believe that Alden’s many self-serving decisions at the expense of minority shareholders and fellow shareholders should give any Lee shareholder pause to consider whether Alden is more accountable than Lee’s incumbent board. For instance, in 2020, Alden directors at Tribune Publishing failed to promptly notify shareholders (within the requisite ten days) of Alden's offer to buy the company and instead used this extra time to coordinate with a potential investor. Solus Alternative Asset Management, a minority investor in MNG Enterprises, sued Alden in 2018 for withholding critical information in significant transactions.13 Alden was sued by shareholders at Payless Shoesource in 2019 for engaging in transactions with Alden affiliates while it controlled the board and owned a majority of the stock.14 Shareholders at Payless and Fred’s Inc. complained in 2019 about the apparent conflict of interest when Alden moved both headquarters to an office building in Dallas owned by Alden’s founder and Chief Investment Officer.15 While the lawsuits have been settled, the similarity of the concerns is troubling.

Alden’s self-serving actions extended to the handling of MediaNews Group pension funds. At the end of 2015, Alden had invested almost 90% of the assets of the San Jose Mercury News pension fund in just two of its own investment funds.16 The Department of Labor investigated Alden’s handling of pension funds and forced corrective action.17 Given the underperformance of these Alden assets, as recorded in 550 forms filed with the IRS, The NewsGuild estimates that the San Jose pension fund lost between $6.0 and $17.5 million due to its investments in Alden funds.18

These actions with minority shareholder, fellow shareholders, or pension plan participants do not seem to us to be consistent with Alden’s claims that it is committed to good corporate governance.

Alden’s Critiques of Lee’s Performance Fall Flat

Beyond its critique of Lee’s governance, Alden argues that the company’s performance has been poor. However, Alden relies on an extremely long timeline for its analysis, which fails to capture the effects of strategic decisions the incumbent board has made and implemented to Lee’s benefit in recent years.

For instance, Alden’s assertion that Lee’s share price has underperformed competitors relies on a comparison from 2002 to November 2021. Since this timeframe excludes part of the period after the BH

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Media purchase, namely the last three months, we suggest instead looking over the two years to February 2022 is more informative. As Chart 1 shows, since the beginning of 2020, Lee has outperformed its peers.

Chart 1: Change in Adjusted Share Price Lee vs. Index and Publicly Traded News Companies 2/28/2020 - 2/28/2022

Lee				138%
NewsCorp			89%
Russell 2000		39%
New York Times	19%
Gannett	18%

Alden also argues that Lee has not met expectations for improved profitability and that its board (in particular, Ms. Junck and Mr. Maloney) is responsible. However, over the past decade, it appears that Lee’s EBITDA margin has substantially exceeded its peers on average.19 Indeed, as recently as a spring 2019 filing in connection with Gannett, Alden cited Lee Enterprises’ EBITDA margin as the best among the cited companies.20

	Chart 2: Average Annual EBITDA Margin
	Publicly Traded News Companies
	2010-2020
Lee		22.3%
New York Times	14.5%
Gannett	12.5%
NewsCorp	10.2%
Source:Capital IQ

From a long-term performance perspective, traditional news organizations need to expand their digital audiences as quickly as possible. There is good reason to believe that Lee Enterprises is ahead of Alden’s news media affiliates in the transition to digital, with positive consequences for the company going

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

forward. Currently, roughly 21% of revenue is derived from digital. By 2026, it projects that percentage to increase to 50%. Lee rightly brags that “digital subscriber growth has outpaced industry peers for 9 quarters,” outpacing both The New York Times and Gannett.21 Conversely, Alden’s 2011 Project Thunderdome, which was supposed to re-engineer MediaNews Group to transition to a digital-first organization, was shut down after three years at least in part because it interfered with Alden’s extraction of cash from the company.22 Indeed, when Alden made its unsuccessful attempt to buy legacy Gannett in 2019 and then fought an unsuccessful proxy fight for board seats, it criticized management for overspending on digital advertising acquisitions.23 Perhaps because it values long-term sustainability more than Alden, Lee has weathered the headwinds facing the news industry better than Alden’s affiliates.

Alden’s disregard for the long term in favor of short-term results can best be seen in newsrooms. Journalism expert Penny Muse Abernathy observed: “the loss of journalists always results in a loss of journalism, as editors have to make hard decisions about which stories to cover and which to ignore.”24 Between 2010 and 2019, Lee had reduced headcount by 46%, compared to 74.4% for Alden-controlled MediaNews Group news outlets organized by the NewsGuild. The percentage is likely higher at Alden news organizations without union representation. Note that the news industry on average lost 37% of jobs over that same time period, according to the Pew Research Center.25

Finally, we note that Warren Buffett has enthusiastically endorsed Lee’s leadership in the news industry:

My partner Charlie Munger and I have known and admired the Lee organization for over 40 years. They have delivered exceptional performance managing BH Media’s newspapers and continue to outpace the industry in digital market share and revenue.

We had zero interest in selling the group to anyone else for one simple reason: We believe that Lee is best positioned to manage through the industry’s challenges.26

Who do you trust more: Warren Buffett or Alden Global Capital?

Conclusion

The NewsGuild-CWA knows Alden. We have bargaining units at 24 MediaNews Group newsrooms and 13 Tribune newsrooms. We have monitored Alden’s behavior. We believe that Alden Global Capital has done more harm to the news industry than any single factor, including the online platforms. Within a few years of acquiring a news organization, Alden quickly hollows it out, taking a liquidation approach of selling off historic offices, shutting down printing plants and slashing staff, while hiking subscription prices. Each of these steps reduces the access to important information, and takes money and jobs out of our community. As the Vanity Fair correspondent Joe Pompeo remarked Alden is indeed “the grim reaper of American newspapers.”27

This letter is not coordinated with Lee Enterprises leadership. The NewsGuild-CWA has taken this position because we believe that quality journalism is essential for American democracy and that news publishing can still bring value to shareholders.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

We strongly encourage shareholders to vote FOR the three director nominees on the WHITE proxy card and to ignore the Blue proxy card. Our members have had their troubles with Lee, but we do believe it is more committed to local news. We know from experience that Alden Global Capital does not value news. With the three board candidates continuing their positions on our board, Lee Enterprises will continue its path toward providing the news valued by the communities it serves.

For further information, please contact Tony Daley (tdaley@cwa-union.org).

1 Strategic Investment Opportunities, LLC v. Lee Enterprises, Inc. et al., Del. Ch., C.A. No. 2021-1089-LWW, February 14, 2022: https://courts.delaware.gov/Opinions/Download.aspx?id=329770, p. 46.

2 Strategic Investment Opportunities, LLC v. Lee Enterprises, Inc. et al., p. 43. 3 Strategic Investment Opportunities, LLC v. Lee Enterprises, Inc. et al., pp. 15-16. 4 Strategic Investment Opportunities, LLC v. Lee Enterprises, Inc. et al., p. 29. 5 Strategic Investment Opportunities, LLC v. Lee Enterprises, Inc. et al., pp. 16-17. 6 SEC Form DEFA 14A, Lee Enterprises, Inc., February 17, 2022: https://www.sec.gov/Archives/edgar/data/58361/000110465922024515/tm222792d12_defa14a.htm 7 Strategic Investment Opportunities LLC v. Lee Enterprises, Incorporated, Mary E. Junck, Steven Fletcher, Margaret R. Liberman, Brent Magid, Herbert W. Moloney, Kevin D. Mowbray, David Pearson, and Gregory P. Schermer, Delaware Chancery Court, preliminary filing, included as Exhibit A, SEC Form DFAN 14A, December 16, 2022: ADDD link.

8 Marshall Anstandig, Strategic Investment Opportunities LLC, Letter to the Board of Directors, Lee Enterprises, Inc., February 16, 2022, Ex. 1, SEC Form DFAN 14A, Lee Enterprises, Inc. and MNG Enterprises, Inc., February 16, 2022: https://www.sec.gov/Archives/edgar/data/58361/000092189522000598/ex1dfan14a08392012b_021622.pdf 9 Strategic Investment Opportunities, LLC v. Lee Enterprises, Inc. et al., p. 41. In the interest of space, notes within this quote have been omitted but can be accessed in the original document.

10 SEC Form PREC 14A, Lee Enterprises Inc. and MNG Enterprises, Inc., January 27, 2022: https://www.sec.gov/Archives/edgar/data/58361/000119380522000122/e621223_prec14a-lee.htm 11 Lee Enterprises, Incorporated, “Corporate Governance Guidelines,” Approved by the Board of Directors, December 23, 2019: https://bloximages.chicago2.vip.townnews.com/lee.net/content/tncms/assets/v3/editorial/d/2d/d2d924f2-d9ad-11e5-83b1-b3af4ddfc39b/5e00fee25126b.pdf.pdf 12 Lee Enterprises, Inc., “Lee Enterprises Comments on Favorable Ruling from Delaware Court of Chancery,” press release, February 25, 2022: https://investors.lee.net/news-releases/news-release-details/lee-enterprises-comments-favorable-ruling-delaware-court

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

13 We encourage shareholder to read the complaint of a minority shareholder in MNG Enterprises. See Sola Ltd and Ultra Master Ltd v. MNG Enterprises, Inc., Del. Ch., C.A. No. 2018-0134-JRS, March 5, 2018: https://dfmworkers.org/wp-content/uploads/2018/03/MNGSuit.pdf. See also Ryan Boysen, “Hedge Fund Says Rival is Misusing Media Co. for Profit,” Law360, March 6, 2018: https://www.law360.com/articles/1019276/hedge-fund-says-rival-is-misusing-media-co-for-profit 14 Kevin McCoy and Nathan Bomey, "As Payless wades through bankruptcy again, creditors say hedge fund may be to blame," USA Today, April 29, 2019: https://www.usatoday.com/story/money/2019/04/29/payless-shoesource-bankruptcy-creditors-lenders-question-alden-global-capital-hedge-fund/3340048002/ ; “Payless Launches Comeback, Stresses Digital Shift,” PYMNTS.com, August 18, 2020: https://www.pymnts.com/news/retail/2020/payless-launches-comeback-stresses-digital-shift/ 15 Meagan Nichols, "Sale pending of Memphis-based public company HQ," Memphis Business Journal, December 3, 2018: https://www.bizjournals.com/memphis/news/2018/12/03/sale-pending-of-memphis-based-public-company-hq.html. See also McCoy and Bomey.

16 San Jose Mercury-News Amended Retirement Plan Form 5500, 2015.

17 Jonathan O'Connell, “The hedge fund trying to buy Gannett faces federal probe after investing newspaper workers’ pensions in its own funds,” The Washington Post, Apr 17, 2019: https://www.washingtonpost.com/business/economy/the-hedge-fund-trying-to-buy-gannett-faces-federal-investigation-after-investing-newspaper-workers-pensions-in-its-own-funds/2019/04/17/6283bf90-4c15-11e9-b79a-961983b7e0cd_story.html . The Department of Labor produced its “Report of Investigation: Alden Global Capital as Trustee for MediaNews Group, Denver Post and San Jose Mercury Ret Plans,” December 5, 2019 (FOIA request). DoL found that between 2013 and 2015, Alden invested $294.4 million from three MNG pension plans in Alden funds.

18 Letter from Jon Schleuss, President, NewsGuild-CWA to Randall Smith and Heath Freeman, Alden Global Capital LLC, April 7, 2020.

19 This statement is based on data from Capital IQ, accessed February 22, 2022. 20 SEC Form DEFC 14A, Gannett, Co., Inc. and MNG Enterprises, April 1, 2019: https://www.sec.gov/Archives/edgar/data/1635718/000092189519000958/defc14a12121002_04012019.htm 21 Lee Enterprises, “Update on Lee’s Digital Transformation: First Quarter FY2022 Earnings,” February 2022: https://investors.lee.net/static-files/8b09c537-0e71-44ef-a3ec-50d66416bcce 22 Ken Doctor, “The Newsonomics of Digital First Media’s Thunderdome Implosition (and coming sale,” Nieman Lab, April 2, 2014: https://www.niemanlab.org/2014/04/the-newsonomics-of-digital-first-medias-thunderdome-implosion-and-coming-sale/ 23 DFAN 14A, Gannett Co., Inc. and MNG Enterprises, Inc. March 21, 2019: https://www.sec.gov/Archives/edgar/data/1635718/000092189519000859/dfan14a12121002_03212019.htm 24 Penny Muse Abernathy, “News Deserts and Ghost Newspapers: Will Local News Survive?” Chapel Hill, NC: University of North Carolina Press, June 2020: https://www.usnewsdeserts.com/reports/news-deserts-and-ghost-newspapers-will-local-news-survive/ 25 Pew Research Center, “Newspapers Fact Sheet,” June 29, 2021: https://www.pewresearch.org/journalism/fact-sheet/newspapers/ 26 Thomas Franck, “Warren Buffett’s Berkshire Hathaway to sell newspaper business for $140 million,” CNBC, January 29, 2020: https://www.cnbc.com/2020/01/29/warren-buffetts-berkshire-hathaway-to-sell-newspaper-business-for-140-million.html 27 Joe Pompeo, "The Hedge Fund Vampire that Bleeds Newspapers Now has the Chicago Tribune by the Throat," Vanity Fair, February 5, 2020: https://www.vanityfair.com/news/2020/02/hedge-fund-vampire-alden-global-capital-that-bleeds-newspapers-dry-has-chicago-tribune-by-the-throat

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.